Bionomics Limited

04046553

8 November 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 15 2004
WASH. D.C. 213

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Jill Mashado
Company Secretary

dlw 12/9

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
8 NOVEMBER 2004

BIONOMICS' GENE-SILENCING MOLECULES INHIBIT TUMOUR GROWTH IN BREAST CANCER MODEL

- **Results to be presented at international scientific symposia**
- **Follows publication of earlier work in Proceedings of the National Academy of Science (USA)**

Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) announced today that it has new data which shows that gene-silencing molecules developed by the Company inhibit tumour growth in a breast cancer model. The gene-silencing molecules target BNO69, one of Bionomics' proprietary drug targets.

Bionomics' Director of Cancer Research, Dr Gabriel Kremmidiotis will present these results at two scientific symposia in the United States this week.

Tumours that were treated with BNO69 gene-silencing molecules showed a reduction in size of over 75% compared to untreated tumours, in experiments conducted over 34 days. This result shows that BNO69 gene-silencing molecules have a profound effect on tumour growth and that BNO69 is potentially an effective drug target for treating breast cancer.

Dr Kremmidiotis said, "We have previously shown that BNO69 silencing is effective in inhibiting angiogenesis and that it has advantages over other angiogenesis drug targets because it operates at a point where two signalling pathways converge. What we have now shown is exciting because it establishes that targeting BNO69 is not only effective at inhibiting angiogenesis but also at curtailing breast cancer growth in this model."

Angiogenesis is a physiological process of formation of new blood vessels. In adults it is involved in the growth of solid cancers as well as inflammatory disorders such as rheumatoid arthritis and complications of diabetes. Recent clinical successes in cancer with drugs which inhibit angiogenesis, have intensified the interest in this area. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$320 billion global pharmaceutical market.

Dr Kremmidiotis will present to a conference focussed on research and development of Vascular Targeting Agents in Cambridge on Monday, 8th November and the Discovery on Target conference in Boston on Friday, 12th November. He will also present aspects of Bionomics' Angene™ platform for the discovery and evaluation of anti-angiogenesis therapies and Bionomics' proprietary Angene™ drug targets.

Bionomics' proprietary BNO69 drug target and the BNO69 gene-silencing molecules are covered by Bionomics' international patent applications, which are under examination in major world markets.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNO69, BNO69 gene-silencing molecules, Bionomics' angiogenesis research programs, drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

8 November 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
8 NOVEMBER 2004

BIONOMICS AND GTG ANNOUNCE STRATEGIC ALLIANCE TO JOINTLY COMMERCIALISE NEW GENETIC TESTS FOR EPILEPSY

Bionomics Limited (ASX: BNO, US OTC: BMICY) and Genetic Technologies Limited (ASX: GTG, NASDAQ: GNTLY) are pleased to report they have formed a strategic alliance to commercialise new genetic tests for epilepsy. These new diagnostic tools will enable earlier diagnosis, more precise treatment and better overall outcomes for those suffering from inherited forms of epilepsy.

Under this strategic alliance, Bionomics now grants to GTG worldwide testing and marketing rights, including exclusivity for Australia and New Zealand, to new epilepsy tests developed by Bionomics. GTG now grants to Bionomics a license to the GTG non-coding patents.

The first test to be launched under this programme will identify cases of severe myoclonic epilepsy in infants (SMEI) – a serious form of epilepsy in children.

The tests will be performed by GTG and will also be made available to the GENDIA network of international genetic testing laboratories, which will bring these tests to more than 70 countries around the world, including key markets in USA & Europe.

Bionomics and its academic collaborators will support GTG in the development and marketing of these tests. A key benefit of the SMEI test will be faster and more definitive diagnosis of this serious condition, thereby helping to guide treatment options. Additional tests in relation to other causes of epilepsy will be added to the programme in due course.

The precise terms of the financial arrangements between GTG and Bionomics are covered by confidentiality, but it can be disclosed that both parties will benefit from the revenues generated from this new alliance. GTG will pay Bionomics a signing fee, royalties and future milestone payments in relation to revenues received from this epilepsy testing, world-wide, while Bionomics will also pay GTG for a license to the GTG non-coding patents.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

About SMEI

Severe myoclonic epilepsy of infancy (SMEI) is a serious form of epilepsy that affects a small number of infants in their first two years of life. SMEI seizures are commonly associated with fever, and are indistinguishable from benign fever-associated seizures in the early stages of the disease. SMEI is associated with high rates of mortality (up to 18%) and, in most cases, SMEI patients suffer from developmental delays and other forms of seizures. Bionomics' SMEI diagnostic test is designed to assist clinicians in making an earlier diagnosis of SMEI and selecting appropriate treatment strategies for SMEI patients.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.